Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com
VIA email & EDGAR

November 13, 2012

Mr. Alberto Zapata
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:      The Lincoln National Life Insurance Company (the “Company”)
           Lincoln National Variable Annuity Account H
American Legacy® Fusion (File No. 333-175888)

Dear Mr. Zapata:

We understand that these comments apply to the supplements filed for the registration statement noted above as well as the following: 333-18419, 333-35780, 333-170695, 333-172328, 333-174367, 333-175691, 333-176213 and 333-176216. This letter and the attached blacklined supplement for File No. 333-175888 are in response to your comments of November 6, 2012.

1.	General Comments:
a.
Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the optional feature (other than reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the optional feature.

b.	Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifiers associated with the contract.
c.
Unless otherwise indicated, please make conforming changes to the other supplements. If a comment has applicability to more than one supplement, please identify the supplement for which the change was made.

Response:
a.
There are no guarantees or support agreements with third parties that support any of the guarantees under the contract and the company will be primarily responsible for paying the guarantees associated with the contract.

b.	The contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.
c.	Conforming changes will be made to all of the supplements listed in the introductory paragraph of this letter.

2.	Please reorder the sections to appear in the same order in which they appear in the prospectus.

Response:
The supplement has been re-arranged so that the information appears in the same order as it appears in the underlying prospectus.

3.
Please provide additional information for the reader as to how these changes affect prospectus. Some sections of the supplement contain no guidance regarding the placement of new information. For example, please explain whether Expense table A replaces the table in the prospectus. With regard to other sections, provide additional information as to placement.

Response:
We have provided information regarding placement of new information and discussion about how the new information affects the current prospectus.

4.
Does the new purchase payment requirement apply to new purchasers, existing contractowners, or both? Please confirm that each prospectus affected by these comments, including all registration statements subject to 485(b)(1)(vii) requests, included language reserving the right to restrict purchase payments and that the language was included at all times these contracts were sold.

Response:
The new requirement applies to both new purchasers and existing contractowners. All of the underlying prospectuses, including those subject to 485(b)(1)(vii) requests, include disclosure that the Company reserves the right to limit purchase payments made to the contract. This disclosure was present in most of the impacted registration statements at all times the contracts were sold, with the exception of a small subset of older contracts, for which the disclosure was added in 2004. In addition, at all times the contracts were sold, the Company included a provision in each of the impacted contracts reserving the Company's right to restrict purchase payments.

5.	Please provide the staff with an updated supplement containing the information that was missing from the last post-effective amendment, including age bands and percentages.

Response:
The missing information has been provided in this Correspondence filing and will be included in the next post-effective amendment for all supplements.

6.	Part C page b-5, please note the representation made before the signatures is incorrect. The filing is made pursuant to Rule 485(a) and not 485(b).

Response:
We recognize this error and agree that the representation was inappropriate for a filing made pursuant to Rule 485(a).

7.	Tandy representations must be filed.

Response:  In regards to the referenced filing, The Lincoln National Life Insurance Company and Lincoln National Variable Annuity Account H (together “Lincoln”) acknowledge the following:

•	Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

•	Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We intend to request an effective date of November 20, 2012, for these registration statements:
333-18419, 333-35780, 333-170695, 333-172328, 333-174367, 333-175888, 333-176213 and 333-176216. This request will be made in a formal letter and correspondence filing prior to that date.  We will also submit new 485(a) filings for these registration statements on November 20, 2012, that will contain audited financial statements and consents. The filings which are subject to 485(b)(1)(vii) requests will be submitted under Rule 485(b) on November 21, 2012.

The changes discussed in the supplement for File No. 333-175691 are not effective until January 1, 2013, so we will wait and submit that 485(a) filing closer to that effective date.

Thank you for assistance with this project. Please call me at 860-466-1222 with further comments and questions.

Sincerely,

Scott C. Durocher
Counsel

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

Lincoln National Variable Annuity Account H

American Legacy® Fusion

Supplement dated November 20, 2012 to the Prospectus dated May 1, 2012

This Supplement describes changes to your variable annuity contract prospectus , as supplemented . It is for informational purposes and requires no action on your part.

The following changes will be effective on and after December 3, 2012, unless otherwise noted:

•
The current charge for both the single life and joint life options of the Lincoln SmartSecurity® Advantage will be increased for new elections and for existing contractowners upon the next election of a step-up of the Guaranteed Amount;

•	The addition of a new investment option (the American Protected Asset Allocation Fund (Class P2)) and related changes to Investment Requirements;
•
Purchase payments totaling $1 million or more (which includes total purchase payments for all contracts issued by the Company (or its affiliates) in which you are an owner and/or annuitant) will be subject to Home Office approval (effective January 1, 2013); and

•
The age-banded percentages for calculating the Guaranteed Annual Income under Lincoln Lifetime IncomeSM Advantage 2.0 and Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds will be adjusted for new elections of these riders.

These changes result in the following revisions to your prospectus. The sections below appear in the same order as they do in your prospectus. All other provisions of your prospectus remain unchanged.

Expense Tables

The current charge for both the single life and joint life options will be increased for new elections of the Lincoln SmartSecurity® Advantage rider on or after December 3, 2012, and for existing contractowners upon the next election of a step-up of the Guaranteed Amount on or after December 3, 2012. Except as noted, all other charges on the Expense Table remain unchanged.

Table A. The following chart and corresponding footnote replace the Lincoln SmartSecurity® Advantage charge and footnote that currently appear on Table A of your prospectus.

Optional Living Benefit Rider Charges:	Single Life	Joint Life
Lincoln SmartSecurity® Advantage*
Guaranteed Maximum Charge	1.50%	1.50%
Current Charge	0.85%	1.00%
*As an annualized percentage of the Guaranteed Amount (initial purchase payment or contract value at the time of election), as increased for subsequent purchase payments and step-ups and decreased by withdrawals. This charge is deducted from the contract value on a quarterly basis. For riders purchased prior to December 3, 2012, the current annual percentage charge will increase from 0.65% to 0.85% (single life option) (0.85% to 1.00% joint life option) upon the next election of a step-up of the Guaranteed Amount. See Charges and Other Deductions - Lincoln SmartSecurity® Advantage Charge for further information.

The following section replaces in its entirety the same section of your prospectus relating to minimum and maximum operating expenses charged by the funds that immediately follow Table D under Expense Tables:

The next item shows the minimum and maximum total annual operating expenses charged by the funds available in your contract that you may pay periodically during the time that you own the contract. The expenses are for the year ended December 31, 2011. More detail concerning the expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses):	0.53%	1.13%
Total Annual Fund Operating Expenses (after contractual waivers/reimbursements*):	0.53%	1.09%

The following information is added to the fund expenses table under the Expense Tables section in your prospectus. It shows the expenses charged by the fund (as a percentage of the fund’s average net assets):

	Management Fees (before any waivers/ reimbursements)	12b-1 Fees (before any waivers/ reimburse-ments) +	Other Expenses (before any waivers/ reimburse-ments) +	Acquired Fund Fees and Expenses +	Total Expenses (before any waivers/ reimburse-ments) =	Total Contractual waivers/ reimbursements (if any)	Total Expenses (after any waivers/ reimbursements)
American Protected Asset Allocation Fund1	0.25%	0.25%	0.33%	0.30%	1.13%	0.10%	1.03%
1Other Expenses and AFFE are based on estimated amounts for the current fiscal year. Capital Research and Management Company (the “adviser”) is currently waiving a portion of its management fee equal to 0.05 % of the fund’s net assets. In addition, the investment adviser is currently reimbursing a portion of the other expenses so that they will not exceed . 28%. This waiver and reimbursement will be in effect through at least December 31, 2013, unless modified or terminated by the fund’s board.

The following section replaces in its entirety the Examples sub-section under the Expense Tables section of your prospectus:

EXAMPLES

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses. The examples have been calculated using the fees and expenses of the funds prior to the application of any contractual waivers and/or reimbursements.

The first example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the i4LIFE® Advantage with the EGMDB death benefit and Guaranteed Income Benefit (version 4) at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1)	If you surrender your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$1,062	$1,901	$2,832	$5,135

2)	If you annuitize or do not surrender your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$542	$1,621	$2,692	$5,135

The next example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the EEB death benefit and Lincoln Lifetime IncomeSM Advantage 2.0 at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1)	If you surrender your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$1,044	$1,879	$2,852	$5,477

2)	If you annuitize or do not surrender your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$524	$1,599	$2,712	$5,477

For more information, see Charges and Other Deductions in your prospectus, and the prospectus for the funds. Premium taxes may also apply, although they do not appear in the examples. Different fees and expenses not reflected in the examples may be imposed during a period in which annuity payouts are made. See The Contracts – Annuity Payouts, including Lincoln SmartIncomeSM Inflation. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less thanthose shown.

Please see the changes to the Investment Requirements section later in this Supplement for additional information concerning the addition of the American Protected Asset Allocation Fund.

Investments of the Variable Account – Certain Payments We Receive with Regard to the Funds

The following paragraph is added as a new first paragraph under this section in your prospectus:

With respect to a fund, including affiliated funds, the adviser and/or distributor, or an affiliate thereof, may make payments to us (or an affiliate). It is anticipated that such payments will be based on a percentage of assets of the particular fund attributable to the contracts along with certain other variable contracts issued or administered by us (or an affiliate). These percentages are negotiated and vary with each fund. Some funds may pay us significantly more than other funds and the amount we receive may be substantial. These percentages currently range up to 0.25%. We (or our affiliates) may profit from these payments or use these payments for a variety of purposes, including payment of expenses that we (and our affiliates) incur in promoting, marketing, and administering the contracts and, in our role as intermediary, the funds. These payments may be derived, in whole or in part, from the investment advisory fee deducted from fund assets. Contractowners, through their indirect investment in the funds, bear the costs of these investment advisory fees (see the funds' prospectuses for more information). Additionally, a fund's adviser and/or distributor or its affiliates may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts for marketing programs and sales support, as well as amounts to participate in training and sales meetings.

The following fund information is added to the “Description of the Funds” section of your prospectus:

American Funds Insurance Series, advised by Capital Research and Management Company
•	American Protected Asset Allocation Fund (Class P2): High total return consistent with preservation of capital over the long term.

Charges and Other Deductions – Rider Charges - Lincoln SmartSecurity® Advantage Charge

The first paragraph of this section in your prospectus is deleted and replaced with the following:

While this rider is in effect, there is a charge for the Lincoln SmartSecurity® Advantage.  The rider charge is currently equal to an annual rate of:
1)
0.85% of the Guaranteed Amount (0.2125% quarterly) for the Lincoln SmartSecurity® Advantage – 1 Year Automatic Step-up, single life option (for riders purchased prior to December 3, 2012, the current annual percentage charge will increase from 0.65% to 0.85% at the end of the 10-year annual step-up period if a new 10-year period is elected);

2)
1.00% of the Guaranteed Amount (0.25% quarterly) for the Lincoln SmartSecurity® Advantage – 1 Year Automatic Step-up, joint life option (for riders purchased prior to December 3, 2012, the current annual percentage charge will increase from 0.85% to 1.00% at the end of the 10-year annual step-up period if a new 10-year period is elected). See The Contracts - Lincoln SmartSecurity® Advantage – Guaranteed Amount in your prospectus for a description of the calculation of the Guaranteed Amount.

The Contracts - Purchase Payments

The changes to the Purchase Payments section outlined below are effective January 1, 2013. All other provisions in this section of your prospectus remain unchanged.

The sentence “Purchase payments totaling $2 million or more are subject to Home Office approval” is deleted in its entirety and replaced with the following:

Purchase payments totaling $1 million or more are subject to Home Office approval.  This amount takes into consideration the total purchase payments for all contracts issued by the Company (or its affiliates) in which you are an owner and/or annuitant.

The Contracts – Investment Requirements

The addition of the American Protected Asset Allocation Fund results in several changes to the Investment Requirements section of your prospectus as outlined below. All other provisions of Investment Requirements section remain unchanged.

The American Protected Asset Allocation Fund will be added to the list of funds that are currently available under the Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds rider, i4LIFE® Advantage Guaranteed Income Benefit Protected Funds rider or the 4LATER® Advantage Protected Funds rider. Some riders may not be available under all contracts.

The American Protected Asset Allocation Fund will be added to Group 2 under Option 3 (70%). In addition, the American Protected Asset Allocation Fund is added to the list of funds among which you may allocate 100% of your Contract Value (or Account Value under i4LIFE® Advantage).

The Contracts – Living Benefit Riders – Lincoln Lifetime IncomeSM Advantage 2.0

The following charts outline the changes to age bands and percentages that will apply to Lincoln Lifetime IncomeSM Advantage 2.0 and Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds elections on or after December 3, 2012. These charts will be added under the current charts relating to Guaranteed Annual Income Percentages by Ages in your prospectus.

Guaranteed Annual Income Percentages by Ages for Lincoln Lifetime IncomeSM Advantage 2.0 elections on or after December 3, 2012:

Age (single and joint life option)	Guaranteed Annual Income amount percentage (single and joint life option)
55-59.5	3.0%
59.5-64	3.5%
65-69	4.5%
70+	5.0%

Guaranteed Annual Income Percentages by Ages for Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds elections on or after December 3, 2012:

Age (single and joint life option)	Guaranteed Annual Income amount percentage (single and joint life option)
55-59.5	3.5%
59.5-64	4.0%
65+	5.0%

Please keep this Supplement for future reference.